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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                PJ America, Inc.
                                (Name of Issuer)

                              Common Capital Stock
                         (Title of Class of Securities)

                                    72585Q10
                                 (CUSIP Number)

                              Douglas S. Stephens
                              PJ Acquisition Corp.
                              2300 Resource Drive
                              Birmingham, AL 35242
                                 (205) 981-2830

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications

                                With a Copy to:

                             Ivan M. Diamond, Esq.
                        Greenebaum Doll & McDonald pllc
                            3300 National City Tower
                             Louisville, KY  40202
                                 (502) 587-3534

                                 June 28, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see, the Notes).

                                   Page -2-

                                 SCHEDULE 13D

CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

        Richard F. Sherman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
            N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             50,000 Shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             205,000/1/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                50,000 Shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             205,000/1/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      293,000/2/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
            6.7%

        (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
/1/ Includes 100,000 shares held by the Merida L. Sherman Trust u/a dated 9/1/96 and 100,000 shares held Nicholas H. Sherman Trust u/a dated 9/1/96 and 5,000 held directly by Nicholas H. Sherman. Merida and Nicholas Sherman are the adult children of Richard Sherman.

/2/ Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof.

                                   Page -3-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions) N/A
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          200,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        200,000 (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                   Page -4-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

     Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            5,000 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          200,000 shares
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             5,000 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          200,000 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      205,000/3/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

                                   Page -5-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Douglas S. Stephens
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            242,464 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             242,464 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      353,898/4/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
/4/ Includes options to purchase 111,434 shares presently exercisable or exercisable within 60 days of the date hereof.

                                   Page -6-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Stephen P. Langford
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            207,164 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             207,164 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
 ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      225,164/5/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
/5/ Includes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.

                                   Page -7-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Martin T. Hart
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            125,000/6/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             125,000/6/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      143,000/7/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
/6/  Includes 100,000 shares held by H Investment Company LLP.

/7/ Includes options to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof and 100,000 shares held by H Investment Company LLP.


                                   Page -8-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Michael J. Grisanti
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            164,404/8/

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             164,404/8/

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      164,404/8/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions) [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


/8/ Includes 37,747 shares held by the Grisanti Family Partnership of which Mr. Grisanti is general partner.

                                   Page -9-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

            Jack A. Laughery
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
            N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             210,055
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                             3,300/9/
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING                210,055

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             3,300/9/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      213,355/9/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            IN
------------------------------------------------------------------------------


------------------------------------------------------------------------------
/9/ Includes 3,300 shares held by the Laughery Foundation.

                                   Page -10-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

            Frank O. Keener
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
            N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                             324,603 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             324,603 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                N/A
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
           342,603/10/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
13
           (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            IN
------------------------------------------------------------------------------

-----------------
/10/ Includes an option to purchase 18,000 shares presently exercisable or exercisable within 60 days of the date hereof.

                                   Page -11-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

               Michael M. Fleishman
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4
            N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF               188,430 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                16,000/11/
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             188,430 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             16,000/11/
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      242,430/12/ (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 1,977,854 shares)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
13
      (may be deemed to beneficially own all shares (including all shares issuable upon options presently exercisable or exercisable within 60 days of the date hereof) beneficially owned by each member of the group, or 43.3%)

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            IN
------------------------------------------------------------------------------

-------------------
/11/ Includes 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

/12/ Includes options to purchase 38,000 shares presently exercisable or exercisable within 60 days of the date hereof and 13,000 shares held by Mr. Fleishman's wife and 3,000 shares by Mr. Fleishman's wife as custodian for their minor child.

                                   Page -12-

                                 SCHEDULE 13D
CUSIP NO. 72585Q10
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

            PJ Acquisition Corp. 31-1767-228
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [X]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
            N/A
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
            United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                             0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                             0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                             0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  0
11
      (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  0
13
      (Does not include shares that may be acquired by the Reporting Persons pursuant to the transactions described in Item 4.)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
            CO
------------------------------------------------------------------------------

                                   Page -13-

     This Amendment No. 1 is being filed jointly by (i) Richard F. Sherman, (ii) Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iii) Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96; (iv) Douglas S. Stephens; (v) Stephen P. Langford; (vi) Martin T. Hart; (vii) Michael J. Grisanti; (viii) Jack A. Laughery; (ix) Frank O. Keener; (x) Michael M. Fleishman and (xi) PJ Acquisition Corp. (the "Reporting Persons") to amend the Statement of Beneficial Ownership on Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission on April 2, 2001 by the Reporting Persons (other than Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96 and Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96). It relates to the common stock, par value $.01 per share (the "Common Stock") of PJ America, Inc.

Item 2. Identity and Background. Item 2 is hereby amended by adding the following information:

     The Reporting Persons now include Merida L. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96 and Nicholas H. Sherman, individually and as co-Trustee of the Merida L. Sherman Trust u/a dated 9/1/96 and as co-Trustee of the Nicholas H. Sherman Trust u/a dated 9/1/96. Ms. Sherman is employed in commercial real estate development. Her residential address is 2806 Shumaker Drive, Louisville 40241. Mr. Nicholas Sherman is self employed. He resides at 202 Schooner Lane, Duck Key, Florida 33050. Ms. Sherman and Mr. Nicholas Sherman are the adult children of Mr. Richard Sherman. During the last five years, neither Ms. Sherman or Mr. Nicholas Sherman has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). During the last five years, neither Ms. Sherman or Mr. Nicholas Sherman has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation with respect to such laws.
Both Ms. Sherman and Mr. Nicholas Sherman are citizens of the United States.

Item 3. Source and Amount of Funds and Other Consideration. Item 3 is hereby amended by including the following additional information:

     PJ Acquisition Corp. has received a commitment letter (the "Financing Letter"), dated as of May 31, 2001 from Bank One, Kentucky, NA, relating to up to $25 million in debt financing for the Offer and the Merger (each as defined below) and $5 million for working capital. It is anticipated that this will be sufficient to pay for the Common Stock tendered in the Offer and acquired in the Merger.

Item 4. Purpose of the Transaction. Item 4 is hereby amended by adding the following information:

     On June 29, 2001 PJ America, Inc. and PJ Acquisition Corp. announced that they had reached an agreement for PJ Acquisition Corp. to acquire all the shares of Common Stock not held by the Reporting Persons at a price of $8.75 per share in cash. The transaction will be structured as

                                   Page -14-
a tender offer (the "Offer"). Following the completion of the Offer, PJ Acquisition Corp. will acquire the remaining publicly held shares at the same price through a back-end merger (the "Merger"). The Offer will commence only following preparation and filing of tender offer materials with the Securities and Exchange Commission.

Item 5: Interest in Securities of the Issuer. Item 5 is hereby amended by adding the following information:

     On April 16, 2001 Mr. Laughery acquired 20,074 shares of Common Stock from his daughter at a price of $7.75 per share, the market price on the date of purchase. Mr. Laughery now has sole voting and dispositive power over these 20,074 shares, rather than shared voting and dispositive power. Item 5 is accordingly amended to provide that Mr. Laughery has sole voting and dispositive power over 210,055 shares and shared voting and dispositive power over the 3,300 shares held by the Laughery Foundation.

Item 7. Material to be Filed as Exhibits.

Exhibit   Description
-------   -----------

1 Press Release of PJ America, Inc., dated June 29, 2001 , incorporated by reference from Exhibit 99.1 to PJ America's Inc.'s Report on Form 8-K filed with the Commission on July 29, 2001

2 Agreement and Plan of Merger, dated June 28, 2001, between PJ America, Inc. and PJ Acquisition Corp., incorporated by reference from Exhibit
          99.2 to PJ America's Inc.'s Report on Form 8-K filed with the Commission on July 29, 2001

3         Letter of Bank One, Kentucky, NA, dated May 31, 2001 (the "Financing
          Letter")

4         Letter of Bank One, Kentucky, NA, dated June 27, 2001 re. the
          Financing Letter.

5         Amendment No. 1 to the Joint Filing Agreement

                                   Page -15-

                                   SIGNATURE

     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.




/s/ Richard F. Sherman                         /s/ Douglas S. Stephens
---------------------------------------------  --------------------------------------------
Richard F. Sherman                             Douglas S. Stephens

/s/ Stephen P. Langford                        /s/ Martin T. Hart
---------------------------------------------  --------------------------------------------
Stephen P. Langford                            Martin T. Hart

/s/ Michael J. Grisanti                        /s/ Jack A. Laughery
---------------------------------------------  --------------------------------------------
Michael J. Grisanti                            Jack A. Laughery

/s/ Frank O. Keener                            /s/ Michael M. Fleishman
---------------------------------------------  --------------------------------------------
Frank O. Keener                                Michael M. Fleishman

/s/ Merida L. Sherman                          /s/ Nicholas H. Sherman
---------------------------------------------  --------------------------------------------
Merida L. Sherman, individually and as         Nicholas H. Sherman, individually and
co-Trustee of the  Merida L. Sherman Trust     as co-Trustee of the  Merida L. Sherman
u/a dated 9/1/96 and as co-Trustee of the      Trust u/a dated 9/1/96 and as co-Trustee of
Nicholas H. Sherman Trust u/a dated 9/1/96     the Nicholas H. Sherman Trust u/a dated
                                               9/1/96

PJ Acquisition Corp.

By:     /s/ Douglas S. Stephens
   ----------------------------------------
Name:  Douglas S. Stephens
Title: President and CEO

                                   Page -16-